Allianz Life Insurance Company of North America                 [Company Logo]

STEWART GREGG
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart_gregg@allianzlife.com
www.allianzlife.com

August 17, 2007


Sally Samuel, Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644


Re:  Allianz Life Insurance Company of New York
     Allianz Life of NY Variable Account C
     Initial Registration Statement on Form N-4
     File Nos. 333-143195 and 811-05716

Dear Ms. Samuel:

We received written comments from you on July 17, 2007 with respect to Registrant's above referenced Initial Registration Statement Nos. 333-143195 and 811-05716. This letter and the attached redlined prospectus respond to your comments. All page numbers in the comments refer to the courtesy copy sent to you on May 23, 2007.

Also included are all financial statements and exhibits required to be filed, as well as some non-material revisions and an update to the funds available resulting from an upcoming fund merger and a new fund being added on September 21, 2007. The product has also been enhanced by adding a 5% Annual Increase feature (similar to the feature offered in the filing effected by an affiliate of the depositor, Allianz Life Insurance Company of North America, which was reviewed by the Commission's staff and was declared effective on May 1, 2007 - File Nos. 333-139701 and 811-05618). Other enhancements include:

o lowering the initial purchase payment requirement to $10,000,
o removing the one-year waiting period to exercise the Lifetime Plus Benefit for joint Lifetime Plus payments for Owners age 61 or younger,
o changing the minimum issue ages to 55 and 60 for Single and Joint Lifetime Plus Benefit, and
o update to Covered Persons section for joint Lifetime Plus
  Payments.

All of the above mentioned enhancements are being added with no additional charges or fees.

Within the attached Pre-Effective Amendment No. 1 are letters, submitted by Allianz Life of New York and the principal underwriter of the Separate Account pursuant to Rule 461 under the Securities Act of 1933, that request acceleration of the effectiveness of the Registration Statement to August 31, 2007, or as soon as practicable after the filing of such amendment.

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PROSPECTUS

1.COVER

COMMENT:

Please add the statement that the prospectus contains information about the registrant that a prospective investor ought to know before investing. See Form N-4, Item 1(a)(v)(A). Please also disclose on the cover that the contract offers a bonus contract feature, that the expenses for a contract with a bonus may be higher than the expenses for a contract without a bonus credit feature, and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus feature.

RESPONSE:

We revised the following sentences on the first page of the prospectus to read as follows:

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life of New York that you ought to know before investing.

We also added the following text to the end of the fourth paragraph on the first page:

Annuity contracts that credit a bonus generally have higher fees and charges than contracts that do not credit a bonus. Therefore, the Bonus Option may be more than offset by the additional fees and charges associated with it.

2.FEE TABLE (PAGES 5-6)

COMMENTS:

(a). Please clarify in the introductory language that while New York currently does not impose a premium tax, you are reserving the right to collect that tax if imposed by New York in the future. However, if, as indicated on page 33, you may deduct premium taxes imposed by other states, please disclose the range of premium taxes in the fee table.

(b). The explanatory language following the M&E Charge should be shown as a footnote.

RESPONSES:

(a). We deleted the second sentence of the first paragraph on the Fee Table and added the following information:

         PREMIUM TAXES(4).............................0% to 3.5% of Purchase
         Payments.


         (4) Although New York does not currently impose a premium tax, we reserve the right to collect that tax if imposed by New York in the future. If your Contract is subject to a premium tax, it is our current practice not to make deductions from the Contract to reimburse ourselves for premium taxes until the earliest of: the Income Date that you take a Full Annuitization, the date of full withdrawal, or death. For more information, please see section 6, Expenses - Premium Taxes.

(b). We moved the explanatory language following the M&E Charge to footnote
(13).

3. EXAMPLES (PAGE 8)

COMMENT:

The examples should only be completed for the 1-and 3-year periods per Form N-4,
Item 3, Instruction 22.


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RESPONSE:

The 5-and 10-year periods have been removed. The expenses for the 1-and 3-year periods have been added.

4. FREE LOOK/RIGHT TO EXAMINE (PAGE13)

COMMENT:

If this contract is sold only in New York, please limit the discussion to how the free look provision operates for these applicants and purchasers.

RESPONSE:

As disclosed in section 13, Other Information - Allianz Life of New York, we are licensed to do direct business in six states, including New York and the District of Columbia. We deleted reference to the free look period of other states from the first sentence of this paragraph and have revised the paragraph accordingly.

5.FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

COMMENT:

Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE:

Financial statements, exhibits, and other required or missing disclosure not included in the Initial Registration Statement are being filed in Pre-Effective Amendment No.1 to the Registration Statement.

OTHER

16.      TANDY COMMENT

COMMENT:

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:

Understood.


--------------------------------------------------------------------------------
Signature pages have been manually executed prior to the time of this electronic filing and will be retained by the Company for five years.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,



Allianz Life Insurance Company of New York





By:  _________________________________
            Stewart D. Gregg


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LETTERHEAD OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


 Allianz Life Insurance Company of North America
 5701 Golden Hills Drive
 Minneapolis, MN  55416-1297

 Stewart D. Gregg
 Senior Securities Counsel
 Corporate Legal
 Telephone:  763-765-2913
 Telefax:    763-765-6355
 stewart_gregg@allianzlife.com


August 17, 2007

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:     Allianz Life Insurance Company of New York
        Allianz Life Variable Account C
        Pre-Effective Amendment No. 1
        Registration Statement Nos. 333-143195 and 811-05716 on Form N-4

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned Registration Statement and requests that said Registration Statement become effective on August 31, 2007 or as soon as practicable after the filing of such pre-effective amendment.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

Allianz Life Variable Account C
Allianz Life Insurance Company of New York



/s/ Stewart D. Gregg
-----------------------------------------
Stewart D. Gregg
Senior Securities Counsel



Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Robert DeChellis
President & CEO
Telephone:  763-765-6840


August 17, 2007


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:     Allianz Life Insurance Company of New York
        Allianz Life Variable Account C
        Pre-Effective Amendment No. 1
        Registration Statement Nos. 333-143195 and 811-05716 on Form N-4

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrant, joins the Registrant in its request to accelerate the effective date of the above captioned Registration Statement and requests that said Registration Statement becomes effective on August 31, 2007 or as soon as practicable after the filing of such pre-effective amendment.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC



/s/ Robert DeChellis
---------------------------------------
Robert DeChellis
President & CEO